

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 4, 2011

Via Email

Mr. Peter J. Bensen, Chief Financial Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, Illinois 60523

>   **RE: McDonald's Corporation**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed February 25, 2011**
>   **Definitive Proxy Statement on Form DEF 14A**
>   **Filed April 8, 2011**
>   **File No. 001-05231**

Dear Mr. Bensen:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Linda Cvrkel

                        Linda Cvrkel
                        Branch Chief